Prudential Investments LLC

655 Broad Street, 17th Floor

Newark, New Jersey 07102

November 1, 2016

The Board of Trustees

Prudential Investment Portfolios 2

655 Broad Street, 17th Floor

Newark, New Jersey 07102

Re: Prudential Commodity Strategies Fund (the “Fund”)

To the Board of Trustees:

Prudential Investments LLC has contractually agreed to waive any management fees it receives from the Fund in an amount equal to the management fees paid by the Fund’s wholly-owned Cayman Islands subsidiary (the “Cayman Subsidiary”). This waiver will remain in effect for as long as the Fund remains invested in the Cayman Subsidiary or intends to invest in the Cayman Subsidiary.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President